June 13, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng Division of Corporate Finance

Re:	AlphaPoint Technology, Inc. ("the Company") Registration Statement on Form S-1/A File No. 333-173028 Filed May 26, 2011

Dear Ms. Maryse Mills-Apenteng:

In response to your letter of June 8, 2011 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed May 26, 2011 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Risk Factors

We are currently deficient of liquidity  .  , page 5

1.	We refer to prior comment 2 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

RESPONSE:

We revised our disclosure as follows:

We are currently deficient of liquidity and capital resources and do not generate sufficient revenue to sustain our operations. We have minimal cash reserves and depend on monthly cash contributions from our majority shareholder, Mr. Gary Macleod, to meet our obligations.  There are no written agreements for the Company to repay these cash contributions, and we do not believe written agreements are necessary due to the time and effort Mr. Macleod has invested in this venture. We expect to generate revenue during the year, minimizing our need for support from Mr. Macleod; however, we will require capital to market our product and achieve our operating plan.  In the absence of generating revenue, we anticipate that over the next twelve months we will require approximately $112,000 in cash contributions from Mr. Macleod (based on our 2009 operations, less amounts collected from our accounts receivable at year end 2010).  However, there is no guarantee that Mr. Macleod will make any contributions. We have not identified any other source of funding to meet the shortfall other than Mr. Macleod; thus, without his support, we will likely go out of business.

2.

We note your added statement that "[s]hould there be a shortfall of funding, the majority shareholder will continue to fund our obligations for the next 12 months." Please tell us whether you have an enforceable agreement with Mr. Macleod to fund any shortfall during the next 12 months and, if so, whether the agreement includes caps, limitations, conditions or the like. If you have no such agreement, please revise your risk factor discussion to reflect this fact and to address the possibility that funding from this source is not assured.

RESPONSE:

Please see our revised disclosure, in response to comment 1, above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3.	We refer to prior comment 6 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

RESPONSE

We revised our disclosure as follows:

At March 31, 2010, the Company had $5,414 in cash resources to meet current obligations.  Management does not consider our current cash position sufficient to sustain our operations.  We have depended and continue to depend on monthly cash contributions from our majority shareholder, Gary Macleod, to meet any shortfall in meeting our obligations.  We expect to generate revenue during the year, minimizing our need for support; however we will require capital to market our product and achieve our operating plan.  In the absence of generating revenue, we anticipate that over the next twelve months we will require approximately $112,000 in cash contributions from Mr. Macleod (based on our 2009 operations, less amounts collected from our accounts receivable at year end 2010).  However, there is no guarantee that Mr. Macleod will make any contributions. We have not identified any other source of funding to meet the shortfall other than Mr. Macleod; thus, without his support, we will likely go out of business.

Completion of our plan of operation is subject to attaining adequate revenue. We cannot assure investors that adequate revenues will be generated. Without adequate revenues, we may be unable to proceed with our plan of operations.

Notes to the Financial Statements

Note 1 Nature of Operations and Significant Accounting Policies Revenue recognition, page F-9

4.

We note that in your response to prior comment 13 you state that you have sold your software product with maintenance contracts but that these "offerings have not been bundled." In your correspondence dated May 2, 2011, in response to comment 22, you stated that there had been no separate product sales and no product sales without a maintenance component. We note your statement that these elements have "not been bundled," however, the only sales you have made have included both elements and these arrangements would be combined and considered a multiple-element arrangement. See ASC 985-605-55-4. In order to recognize software license revenue upon delivery, and service revenue as delivered, VSOE must exist for the undelivered element –maintenance. According to your May 2, 2011 response, you had not established VSOE for the maintenance element. Therefore, without establishing VSOE it appears that revenue related to each of these arrangements should be recognized ratably over the period of the initial maintenance agreement. Your interpretation of paragraph 10 b of ASC 985-605-25 does not appear correct because that paragraph suggests that the entire fee, including the software element, be recognized ratably and that paragraph applies to instances where services, excluding maintenance, are the only undelivered elements.

RESPONSE:

We may have used conflicting language in our response in regards to “bundling”. Normally when we make a sales offer, we present all of our services. We do not offer an “inclusive” package in our offerings. All of our quotations define the Asset Central software as our premiere product, the pricing of which is predicated solely on the number of assets to be tracked (and not based on or reduced by the additional purchase(s) of any of our other offerings, such as installation, training, etc.). Our previous responses may not have made this clear.

We believe, with our auditor’s concurrence, that we have established VSOE of separate sales. We base this accounting position on the sale to our largest customer (a fortune 1000 business, recognized as a leader in internet technology). In our initial presentation to the customer, we described our various offerings: software, installation, integration, training, and maintenance (with maintenance consisting of rights to receive upgrades and patches, etc.). They were given the option of purchasing solely the software or a combination of these offerings, with no discount for bundling. We received and accepted their purchase order which included software, installation and training, but not the integration or maintenance. Later, upon the finalization of the contract, this customer decided to add the maintenance offering.

We believe that the original accepted purchase order satisfies the evidence requirement of our revenue recognition treatment. This is the process for each and every contract.

Additionally, we do not believe our lack of history is a factor in establishing our recognition policy. As part of our tracking service we offer tangible products such as, Radio frequency identification (RFID) tagging. We considered ASU 2009-13 which establishes a selling price hierarchy for determining the selling price of a deliverable. Under the ASU, the VSOE of selling price is the price charged for the deliverable when sold separately or for a deliverable not yet being sold separately, the price established by management with the relevant authority. The ASU states that the selling price used for each deliverable will be based on vendor specific objective evidence if available, third-party evidence if vendor specific objective evidence is not available, or estimated selling price if neither VSOE or TPE is available. In our circumstance, we believe that we have satisfied the VSOE. Our pricing model is similar to other software models, whereby pricing is based on a volume of transactions at fixed pricing, therefore we feel we have fulfilled under the TPE basis. Lastly, our estimated selling price is structured at a set price per asset entry, which would fulfill the estimated selling price criteria.

5.

We also note the last sentence in your response to prior comment 13 where you state that you have sold maintenance services separately, through renewal. Please tell us the dates upon which your maintenance contracts were renewed and for which customers and why you indicated in your May 2, 2011 that no such renewals had occurred. Renewals made subsequent to the date that an arrangement has been executed are not sufficient to establish VSOE for that arrangement. See ASC 985-605-55-95. In addition, when establishing VSOE through stand-alone sales or renewals, we believe that there should be a reasonably large population of such sales or renewals in order to establish VSOE. Since you had limited transactions of actual renewals you have not demonstrated that you have sufficient history in order to establish VSOE. Please advise.

RESPONSE:

The maintenance contract for Meredith Corporation was renewed on May 3, 2011. Our May 2, 2011 statement that “we have not had renewal of our maintenance agreements” was accurate at the time. We had invoiced a client for renewal of the maintenance agreement on the anniversary of the client’s initial purchase; however, there were ongoing discussions with the client regarding extending our project. At the time of our May 2, 2011 response to the SEC, we had not released the invoice (or recognized any revenue regarding the maintenance renewal) nor did we have our customer’s acceptance. Accordingly, based on the then-existing facts, we felt it appropriate to give a negative response to your inquiry regarding “whether we have had any renewals of our agreements to date.” By the time you (the “SEC) provided us with additional comments on May 13, 2011, we had secured the maintenance contract renewal, allowing us to state in our May 24, 2011 response that we “have sold our maintenance services (renewed) separately.” This was solely a timing issue, and we did not want to misrepresent the status of a pending agreement in our May 2, 2011 response.

We believe the purchase order discussed in response to Comment 4, above, satisfies the evidence requirement to establish VSOE.

Financial Statements for the Three Months Ended March 31, 2011 and 2010, page F-14

6.	Revise to identify the interim financial statements table of contents and individual financial statements as "Unaudited."

RESPONSE:

We identified the interim financial statements as “Unaudited” as requested.

Notes to the Unaudited Financial Statements

Nature of Operations and Significant Accounting

Policies Revenue Recognition, page F-21

7.

Revise your revenue recognition policy within the interim financial statements to reflect that presented in your audited financial statements, including any changes made to such policy in response to our comments above.

RESPONSE:

Our current amendment will has been updated to reflect consistent corrected disclosure for the revenue recognition policy and marked accordingly as unaudited.

Exhibits, page II-4 Exhibit 5.1

8.

We note that counsel has opined that "the 4,000,000 shares of common stock being registered ... have been duly authorized, and when distributed and sold in the manner referred to in the Registration Statement will be legally issued, fully paid, and non-assessable." It appears that since 2 million of the 4 million shares being registered are currently outstanding, counsel should opine separately as to whether the shares currently outstanding are legally issued, fully paid and non-assessable. Please provide a revised legality opinion in this regard or advise.

RESPONSE

The opinion letter was revised.

9.	Please ensure that you file a legality opinion that is dated close in time with your desired date of effectiveness.

RESPONSE:

We will ensure that we file a legality opinion dated close in time with our desired date of effectiveness.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile (941) 531-4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   AlphaPoint Technology, Inc. Form S-1/A-3 Registration Statement